Exhibit 99.1 Press release

International Road Dynamics, a Quarterhill Company, Awarded US $4.23 Million Contract

OTTAWA, Canada – September 26, 2017 – Quarterhill Inc. ("Quarterhill') (TSX:QTRH) (NASDAQ:QTRH), announced today that its wholly owned subsidiary, International Road Dynamics Inc. ("IRD"), has been awarded a new five-year contract valued at US $4.23 million with the Oklahoma Department of Transportation (‘”ODOT”) for Traffic Monitoring Systems (“TMS”) maintenance and service.

Under this agreement, IRD will provide installation, repair, service, and calibration at 95 TMS locations across the state.  ODOT traffic monitoring systems currently consist of 23 Weigh-in-Motion (“WIM”) and 72 Automatic Vehicle Classification (“AVC”) stations.

All systems installed in Oklahoma are solar powered and accessible via cellular modem.  Traffic data collected at these stations include vehicle volume, speed, type, direction of travel, and time of travel. Weigh-in-Motion locations also collect valuable axle weight data that can be used to estimate vehicle loading on the associated highways and infrastructure.

This contract is a “turnkey” services agreement, with IRD responsible for all equipment, materials, labor, and technical expertise to successfully install, repair, maintain, and operate all WIM and AVC systems. IRD solutions allow the customer to receive a complete package of services and data from one experienced vendor. IRD provides a comprehensive program that includes the design, manufacturing, installation, collection of data, post-processing of data, report generation, and maintenance of data collection systems.

Mr. Terry Bergan, IRD’s President and CEO, commented: “We are pleased that Oklahoma has selected IRD for their installation and service needs, extending our more than 25-year relationship with the State. This contract award is another successful example of how we are building our base of recurring service, maintenance, and data provision revenues, a key component of our value-enhancing strategies.”

The Oklahoma Department of Transportation is a multi-modal transportation agency whose mission "is to provide a safe, economical and effective transportation network for the people, commerce and communities of Oklahoma.”

About IRD

IRD is a highway traffic management technology company specializing in supplying products and systems to the global Intelligent Transportation Systems industry.  IRD is a North American company based in Saskatoon, Saskatchewan, Canada with sales and service offices throughout the United States and overseas.  Private corporations, transportation agencies, and highway authorities around the world use IRD's products and advanced systems to manage and protect their highway infrastructures.

About Quarterhill

Quarterhill is a diversified investment holding company focused on growing its business by acquiring technology companies in the Industrial Internet of Things (“IIoT”) segment across multiple verticals. Quarterhill targets companies with a broad range of products and services that capture, analyze, and interpret data, and that have strong financial performance, excellent management teams, strong intellectual property underpinnings, and significant opportunities to develop long-term recurring and growing revenue streams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH.  For more information: www.quarterhill.com.

www.quarterhill.com© copyright Quarterhill 20171

Press release

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill believes are appropriate in the circumstances. Many factors could cause Quarterhill’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in its February 10, 2017 annual information form for the year ended December 31, 2016 (the "AIF"). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov.  Quarterhill recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of Quarterhill’s forward-looking statements. Quarterhill has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

Shaun McEwan

Interim CEO

Quarterhill Inc.

T: 613.688.4898

E: smcewan@quarterhill.com

Dave Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com

Terry Bergan

President and CEO

International Road Dynamics Inc.

T: 306.653.6600

E: terry.bergan@irdinc.com

www.quarterhill.com© copyright Quarterhill 20172